UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 20, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 20, 2010	By:	/s/ Karen L. Dunfee
Name: Karen L. Dunfee
Title: Corporate Secretary

For Immediate Release                                                                                                 Date: September 20, 2010
10-41-TR

Teck Updates Coal Guidance

Vancouver, BC –– Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today provided an update on its coal pricing and sales guidance.  Teck has completed fourth quarter negotiations with a majority of its traditional customers in both the Pacific and Atlantic regions with pricing generally at $209 per tonne for its top quality brand, with other brands priced in line with market settlements announced by other producers for similar quality products.  Teck also said that that its coal sales for the quarter and the year are being negatively affected by some temporary capacity constraints at Westshore Terminals.

Third quarter coal sales are now expected to be in the range of 5.2 to 5.5 million tonnes, in comparison to Teck’s previous guidance for the quarter of 5.8 to 6.2 million tonnes.  Sales for the calendar year are expected to be in the range of 23.0 to 23.8 million tonnes, in comparison to Teck’s previously announced guidance of 23.5 to 24.5 million tonnes.  Shipments through Westshore have been affected by Westshore not operating at its stated annual capacity of 29 million tonnes during the current quarter.  Neither the ongoing strike at the Coal Mountain mine nor the June 2010 explosion in the Greenhills processing plant has had a material impact on sales.  Teck continues to load vessels with Coal Mountain coal from port inventory.  The rebuilt Greenhills dryer is expected to begin commissioning in December 2010, but the mine will continue to ship higher moisture coal in the interim.

Teck is in discussions with Westshore concerning the shortfall in shipments and possible measures to alleviate the situation.  Westshore has advised that improvements at the port are expected to permit Westshore to load all of Teck’s expected deliveries to Westshore in 2011.  In the interim, Teck is taking all available steps to mitigate the impact of the shortfalls at Westshore, including diverting shipments to Neptune Bulk Terminals (Canada) Ltd., in which it has a 46% ownership interest, and to Ridley Terminals Inc. in Prince Rupert.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved.  Forward-looking statements include statements regarding Teck’s expectations regarding coal sales volumes and the anticipated commissioning of the Greenhills coal dryer.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, further operational difficulties at Westshore Terminals, including those caused by inclement weather or commitments of Westshore to other parties,  Teck’s inability to implement planned mitigation measures,  changes in conditions in the steel market, changes in foreign exchange rates, other unplanned disruptions in production or transportation, changes in general economic conditions or conditions in the markets for metallurgical coal, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Teck Resources Limited
Tel.: (604) 699-4014
greg.waller@teck.com

Media Contact:
Marcia Smith
Teck Resources Limited
Tel.: (604) 699-4616
marcia.smith@teck.com

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